

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

Via Email
Eric Robinson, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Re: Cracker Barrel Old Country Store, Inc.
Definitive Additional Soliciting Materials on Schedule 14A
Filed November 1 and 8, 2011
File No. 1-25225

Dear Mr. Robinson:

We have reviewed your filings and have the following comments.

Soliciting Materials filed November 1, 2011

1. In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, the headings on slides 28, 39 and 41 of the presentation should be recharacterized as your belief in future filings.

2. Please provide support for the data presented on slide 16 of the presentation, including the relevant marked pages of the S&P article that support the graphical data.

3. Please provide us with copies of the materials from which the excerpts were taken on slides 23, 33 and 35.

4. Please refer to slide 38 of the materials. In future filings, please avoid statements that imply Mr. Biglari would violate his state law fiduciary duty of loyalty if elected to the Board. This comment also applies to similar assertions made in the November 8, 2011 materials. Please refer generally to Note b to Rule 14a-9.

5. Please refer to slide 41. Absent a reasonable basis, the slide should be removed from future filings. In this regard, the basis for your conclusions that the companies “compete for the same guests” is not apparent based solely on the geographical map presented. For example, advise us of whether the restaurants are within a certain proximity of each other such that competition for the “same” guests could occur. Also, please supplementally provide support for your underlying assumption that the profile of the guests that visit each of the respective restaurants is the “same” in each of the geographical areas you highlight. We may have further comment.

Soliciting Materials filed November 8, 2011

6. In future filings, please consistently present information regarding how the company intends to accomplish its strategic initiatives. For example, the letter to shareholders dated November 8, 2011 does not reference the $10 million annual savings the company intends to accomplish through staff reductions; a fact that was referenced in the company's investor presentation filed on November 1, 2011.

7. We note the assertions that "Steak & Shake" competes with the company. Although you have set forth the basis for your belief that the restaurants compete, you have not characterized these assertions as your opinion or belief. In future filings, please characterize all assertions regarding competition between the companies as that of your opinion or belief.

                    *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact me at (202) 551-3757 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Mellissa Campbell Duru

                                        Mellissa Campbell Duru
                                        Special Counsel
                                        Office of Mergers and Acquisitions

Cc: Scott W. Bell, Esq.
        Bass, Berry & Sims PLC